UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Optex Systems Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68384X209

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Page 2 of 11 Pages

CUSIP NO. 68384X209

1.	Names of Reporting Persons Henry Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 275,000 shares
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 275,000 shares
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person Henry Partners, L.P. – 275,000 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)* 3.3% for Henry Partners, L.P.
12.	Type of Reporting Person (See Instructions) PN

*	Henry Investment Trust, L.P. is the sole general partner of each of Henry Partners, L.P. and Matthew Partners, L.P. Reference is made to Item 4 of this Schedule 13G.

Schedule 13G	Page 3 of 11 Pages

CUSIP NO. 68384X209

1.	Names of Reporting Persons Matthew Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 200,000 shares
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 200,000 shares
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person Matthew Partners, L.P. – 200,000 shares;
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)* 2.4% for Matthew Partners, L.P.
12.	Type of Reporting Person (See Instructions) PN

*	Henry Investment Trust, L.P. is the sole general partner of each of Henry Partners, L.P. and Matthew Partners, L.P. Reference is made to Item 4 of this Schedule 13G.

Schedule 13G	Page 4 of 11 Pages

CUSIP NO. 68384X209

1.	Names of Reporting Persons Henry Investment Trust, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒* (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 475,000 shares
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 475,000 shares
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person* Henry Investment Trust, L.P. – 475,000 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.7% for Henry Investment Trust, L.P.
12.	Type of Reporting Person (See Instructions) PN

*	Henry Investment Trust, L.P. is the sole general partner of each of Henry Partners, L.P. and Matthew Partners, L.P. Reference is made to Item 4 of this Schedule 13G.

Schedule 13G	Page 5 of 11 Pages

CUSIP NO. 68384X209

1.	Names of Reporting Persons David W. Wright
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒* (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 505,000 shares (including 30,000 shares held individually by Mr. Wright)
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 505,000 shares (including 30,000 shares held individually by Mr. Wright)
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person* David W. Wright – 505,000 shares (including 30,000 shares held individually by Mr. Wright)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.1% for David W. Wright (including 0.4% owned individually by Mr. Wright)
12.	Type of Reporting Person (See Instructions) PN

*

David W. Wright is the President of Canine Partners, LLC, which is the sole general partner of Henry Investment Trust, L.P. Henry Investment Trust, L.P. is the sole general partner of each of Henry Partners, L.P. and Matthew Partners, L.P. Reference is made to Item 4 of this Schedule 13G. The share total does not include warrants to purchase 50,000 shares of common stock held individually by Mr. Wright, which are not exercisable within 60 days under the terms of the warrants and which shares, therefore, are not beneficially owned by Mr. Wright.

Schedule 13G	Page 6 of 11 Pages

CUSIP NO. 68384X209

Item 1.(a)	Name of Issuer:

Optex Systems Holdings, Inc.

Item 1.(b)	Address of Issuer’s Principal Executive Offices:

1420 Presidential Drive,

Richardson, TX 75081

Item 2.(a)	Name of Person Filing:

(1)	Henry Partners, L.P.
(2)	Matthew Partners, L.P.
(3)	Henry Investment Trust, L.P.
(4)	David W. Wright

Item 2.(b)	Address of Principal Business Office or, if none, Residence:

(1)	255 South 17th Street, Suite 1102

Philadelphia, PA 19103

(2)	255 South 17th Street, Suite 1102

Philadelphia, PA 19103

(3)	255 South 17th Street, Suite 1102

Philadelphia, PA 19103

(4)	255 South 17th Street, Suite 1102

Philadelphia, PA 19103

Item 2.(c)	Citizenship:

(1)	Delaware
(2)	Delaware
(3)	Pennsylvania
(4)	Pennsylvania

Item 2.(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2.(e)	CUSIP Number:

68384X209

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

Schedule 13G	Page 7 of 11 Pages

CUSIP NO. 68384X209

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership.

The percentages of ownership reported in this Schedule 13G is based upon 8,333,353 shares of common stock outstanding as of December 19, 2018, as reported in the issuer’s Form 10-K annual report for the year ended September 30, 2018. Henry Partners, L.P., Matthew Partners, L.P. and Henry Investment Trust, L.P. are beneficial holders, in the aggregate, of 475,000 shares of common stock of the issuer, or approximately 5.7% of the total number of outstanding shares of common stock of the issuer, and David W. Wright is the beneficial owner of 30,000 shares of common stock of the issuer, or approximately 0.4%, for a total aggregate percentage of 6.1%. The share total does not include warrants to purchase 50,000 shares of common stock held individually by Mr. Wright, which are not exercisable within 60 days under the terms of the warrants and which shares, therefore, are not beneficially owned by Mr. Wright.

Henry Investment Trust, L.P. is the general partner of each of Henry Partners, L.P. and Matthew Partners, L.P. David W. Wright is the investment manager of each of Henry Partners, L.P. and Matthew Partners, L.P. and is the President of Canine Partners, LLC, the general partner of Henry Investment Trust, L.P. Investment decisions made on behalf of Henry Partners, L.P. and Matthew Partners, L.P. are made primarily through their general partner and David W. Wright.

(a)	Amount beneficially owned:

(1)	275,000 shares

(2)	200,000 shares

Schedule 13G	Page 8 of 11 Pages

CUSIP NO. 68384X209

(3)     475,000 shares (Henry Investment Trust, L.P. may be deemed a beneficial owner of the shares held by Henry Partners, L.P. and Matthew Partners, L.P. solely because Henry Investment Trust, L.P. is the general partner of those partnerships)

(4)     505,000 shares (including 30,000 shares held individually by Mr. Wright). The share total does not include warrants to purchase 50,000 shares of common stock held individually by Mr. Wright, which are not exercisable within 60 days under the terms of the warrants and which shares, therefore, are not beneficially owned by Mr. Wright.

(b)	Percent of Class:

(1)	3.3%

(2)	2.4%

(3)	5.7%

(4)	6.1% (including 0.4% held individually by Mr. Wright)

(c)	Number of Shares as to which the person has:

i.	Sole power to vote or to direct the vote:

(1)	275,000 shares

(2)	200,000 shares

(3)     475,000 shares (Henry Investment Trust, L.P. may be deemed a beneficial owner of the shares held by Henry Partners, L.P. and Matthew Partners, L.P. solely because Henry Investment Trust, L.P. is the general partner of those partnerships)

(4)     505,000 shares (including 30,000 shares held individually by Mr. Wright). The share total does not include warrants to purchase 50,000 shares of common stock held individually by Mr. Wright, which are not exercisable within 60 days under the terms of the warrants and which shares, therefore, are not beneficially owned by Mr. Wright.

ii.	Shared power to vote or to direct the vote:

(1)	-0-

(2)	-0-

(3)	-0-

(4)	-0-

iii.	Sole power to dispose or to direct the disposition of:

(1)	275,000 shares

(2)	200,000 shares

(3)     475,000 shares (Henry Investment Trust, L.P. may be deemed a beneficial owner of the shares held by Henry Partners, L.P. and Matthew Partners, L.P. solely because Henry Investment Trust, L.P. is the general partner of those partnerships)

(4)     505,000 shares (including 30,000 shares held individually by Mr. Wright). The share total does not include warrants to purchase 50,000 shares of common stock held individually by Mr. Wright, which are not exercisable within 60 days under the terms of the warrants and which shares, therefore, are not beneficially owned by Mr. Wright.

Schedule 13G	Page 9 of 11 Pages

CUSIP NO. 68384X209

iv.	Shared power to dispose or to direct the disposition of:

(1)	-0-

(2)	-0-

(3)	-0-

(4)	-0-

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Schedule 13G	Page 10 of 11 Pages

CUSIP NO. 68384X209

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HENRY PARTNERS, L.P. by its General Partner, HENRY INVESTMENT TRUST, L.P., by its General Partner, CANINE PARTNERS, LLC

Date: January 2, 2019	By:	/s/ David W. Wright
David W. Wright,
President

MATTHEW PARTNERS, L.P. by its General Partner, HENRY INVESTMENT TRUST, L.P., by its General Partner, CANINE PARTNERS, LLC

Date: January 2, 2019	By:	/s/ David W. Wright
David W. Wright,
President

HENRY INVESTMENT TRUST, L.P., by its General Partner, CANINE PARTNERS, LLC

Date: January 2, 2019	By:	/s/ David W. Wright
David W. Wright,
President

Date: January 2, 2019	/s/ David W. Wright
David W. Wright

Schedule 13G	Page 11 of 11 Pages

CUSIP NO. 68384X209

JOINT FILING AGREEMENT

The undersigned, the Reporting Persons named in this Amendment No. 1 to Schedule 13G (the “Schedule 13G”), hereby agree that the Schedule 13G is filed on behalf of each of them and that each Reporting Person is responsible for the timely filing of any amendments to the Schedule 13G. Each Reporting Person further agrees that each of them is responsible for the completeness and accuracy of the information concerning such Reporting Person, respectively, contained in the Schedule 13G and that each of them is not responsible for the completeness or accuracy of the information concerning the other Reporting Persons.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 2nd day of January, 2019.

HENRY PARTNERS, L.P., by its General Partner, HENRY INVESTMENT TRUST, L.P., by its General Partner, CANINE PARTNERS, LLC

By:	/s/ David W. Wright
David W. Wright,
President

MATTHEW PARTNERS, L.P., by its General Partner, HENRY INVESTMENT TRUST, L.P., by its General Partner, CANINE PARTNERS, LLC

By:	/s/ David W. Wright
David W. Wright,
President

HENRY INVESTMENT TRUST, L.P., by its General Partner, CANINE PARTNERS, LLC

By:	/s/ David W. Wright
David W. Wright,
President

/s/ David W. Wright
David W. Wright